Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Macquarie Infrastructure Corporation

RATIO OF EARNINGS TO FIXED CHARGES – Continuing Operations

	For the years ended December 31,
($ in thousands, except ratios)	2014	2013	2012	2011	2010

Net income from continuing operations before income taxes and noncontrolling interest	$1,014,909	$46,123	$16,536	$51,606	$1,309
Less: Equity in earnings and amortization charges of investees	(26,391)	(39,115)	(32,327)	(22,763)	(31,301)
Net income (loss) from continuing operations before income taxes, noncontrolling interest and income from equity in earnings charges of investees	$988,518	$7,008	$(15,791)	$28,843	$(29,992)
Plus: Amortization of capitalized interest	218	186	129	121	121
Plus: Fixed charges:
Interest expensed and capitalized	73,976	38,231	46,844	59,361	106,834
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,376	3,874	4,232	4,086	4,347
Estimate of interest within rental expense(1)	12,850	11,710	11,623	11,481	11,950
Total fixed charges	92,202	53,815	62,699	74,928	123,131
Plus: Equity distributions from investee	25,330	39,115	86,952	-	15,000
Less: Interest capitalized	(780)	(1,187)	(221)	-	-
Adjusted earnings	1,105,488	98,937	133,768	103,892	108,260
Fixed charges	(92,202)	(53,815)	(62,699)	(74,928)	(123,131)
Excess of earnings (losses) to cover fixed charges	$1,013,286	$45,122	$71,069	$28,964	$(14,871)

Ratio of earnings to fixed charges(2)	11.99	1.84	2.13	1.39	N/M (3)

(1)	Calculated as one-third of rental expense, which the Company believes to be a reasonable estimate of the interest portion in operating leases.

(2)	The ratio of earnings to fixed charges from continuing operations is computed by dividing (i) pre-tax income from continuing operations before equity in earnings and amortization charges of investees, plus amortization of capitalized interest, fixed charges and distribution received from equity investees classified as operating activities less interest capitalized; by (ii) fixed charges.

(3)	The ratio of earnings to fixed charges from continuing operations for the year ended December 31, 2010 is not meaningful as fixed charges exceeded adjusted earnings in such year. Earnings were deficient to cover fixed charges by $14,871,000 in 2010.